DLZ Consulting, LLC
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January 13, 2005

Chas Radovich
President/CEO
Cobalis Corporation


Dear Chas:

         Pursuant to our prior conversations and meetings with regard to the following invoices number CC2004-4, CC2004-5, CC2004-6 and CC2004-7 totaling $80,115 this shall confirm that the sum set forth below is due and owing with regard to legal and business consulting services rendered thru July 31, 2004. Accordingly, payment therefore is due upon the receipt of this letter.

         If you have any questions, please do not hesitate to contact me on my cell phone at (305)788-8335.


Thank you,



David Filler, Esq.







1132 North Venetian Drive o Miami, FL 33139 o ph 305.377.0595 o fx 305.377.0596




Invoices redacted.